INVESTMENT MANAGEMENT

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VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

July 21, 2021

VIA EDGAR

Mr. Patrick Scott

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	PRE 14A Filing for each of Voya Large-Cap Growth Fund, a series of Voya Equity Trust; Voya
Large Cap Growth Portfolio, a series of Voya Investors Trust, and VY® T. Rowe Price Growth
Equity Portfolio, a series of Voya Partners, Inc. (collectively, the "Funds")
SEC File Nos. 811-08817, 811-05629, and 811-08319, respectively

Dear Mr. Scott:

This letter responds to comments provided by voicemail on July 19, 2021, by the Staff of the U.S. Securities and Exchange Commission ("Staff"), in connection with your review of the Funds' preliminary proxy statement (the "Preliminary Proxy Statement") on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), filed on July 9, 2021 (Accession Nos. 0001683863-21-004143, 0001683863- 21-004147 and 0001683863-21-004148). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Preliminary Proxy Statement. Our summary of the comments and our responses thereto are provided below.

GENERAL

1.Comment: The Staff requested that the Funds confirm that there were no Board considerations, other than those described in the "What factors were considered by the Board?" section of the Preliminary Proxy Statement, adverse to the ultimate Board determination to recommend the proposals to shareholders.

Response:The Funds confirm that the section entitled "What factors were considered by the Board?" includes a discussion of all factors required to be disclosed.

2.Comment: The Staff requested that the Funds confirm that the blank and bracketed sections in the Preliminary Proxy Statement will be included prior to filing a definitive proxy statement.

Response:The Funds so confirm.

** * * * * * * * * * *

Mr. Scott

U.S. Securities and Exchange Commission

July 21, 2021

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649 or Joanne Osberg at 480.477.2260.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli

Vice President and Senior Counsel

Mutual Fund Legal Department

Voya Investment Management

cc:Huey P. Falgout, Jr., Esq. Voya Investments, LLC

Elizabeth J. Reza, Esq.

Ropes & Gray LLP